UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Peoples BancTrust Company, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

709796 10 6

(CUSIP Number)

Richard Plant Morthland

807 Cahaba Road

Selma, Alabama 36701

(334) 875-2677

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65333R 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard Plant Morthland
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 776,210
8. Shared Voting Power 67,729
9. Sole Dispositive Power 176,354
10. Shared Dispositive Power 67,729

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 843,939
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 14.3%[1]
14.	Type of Reporting Person (See Instructions) IN

[1]	Percentages are based on 5,912,071 shares of Common Stock outstanding as of November 10, 2006 (as set forth in the Issuer’s Form 10-Q, filed November 14, 2006, with the Securities and Exchange Commission).

CUSIP No. 65333R 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ann Plant Morthland
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 224,293
8. Shared Voting Power 203,187
9. Sole Dispositive Power 224,293
10. Shared Dispositive Power 203,187

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 427,480
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%[2]
14.	Type of Reporting Person (See Instructions) IN

[2]	Percentages are based on 5,912,071 shares of Common Stock outstanding as of November 10, 2006 (as set forth in the Issuer’s Form 10-Q, filed November 14, 2006, with the Securities and Exchange Commission).

CUSIP No. 65333R 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mary Ann Morthland Patterson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 117,939
8. Shared Voting Power 67,729
9. Sole Dispositive Power 117,939
10. Shared Dispositive Power 67,729

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 185,668
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 3.1%[3]
14.	Type of Reporting Person (See Instructions) IN

[3]	Percentages are based on 5,912,071 shares of Common Stock outstanding as of November 10, 2006 (as set forth in the Issuer’s Form 10-Q, filed November 14, 2006, with the Securities and Exchange Commission).

CUSIP No. 65333R 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Martin Plant Morthland
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 25,309
8. Shared Voting Power 0
9. Sole Dispositive Power 25,309
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,309
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) .4%[4]
14.	Type of Reporting Person (See Instructions) IN

[4]	Percentages are based on 5,912,071 shares of Common Stock outstanding as of November 10, 2006 (as set forth in the Issuer’s Form 10-Q, filed November 14, 2006, with the Securities and Exchange Commission).

CUSIP No. 65333R 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William Plant Morthland
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,901
8. Shared Voting Power 0
9. Sole Dispositive Power 3,901
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,901
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) .0%[5]
14.	Type of Reporting Person (See Instructions) IN

[5]	Percentages are based on 5,912,071 shares of Common Stock outstanding as of November 10, 2006 (as set forth in the Issuer’s Form 10-Q, filed November 14, 2006, with the Securities and Exchange Commission).

CUSIP No. 65333R 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William Marshall Patterson, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 21,765
8. Shared Voting Power 0
9. Sole Dispositive Power 21,765
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,765
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) .4%[6]
14.	Type of Reporting Person (See Instructions) IN

[6]	Percentages are based on 5,912,071 shares of Common Stock outstanding as of November 10, 2006 (as set forth in the Issuer’s Form 10-Q, filed November 14, 2006, with the Securities and Exchange Commission).

CUSIP No. 65333R 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ann Patterson Powell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 20,944
8. Shared Voting Power 0
9. Sole Dispositive Power 20,944
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,944
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) .4%[7]
14.	Type of Reporting Person (See Instructions) IN

[7]	Percentages are based on 5,912,071 shares of Common Stock outstanding as of November 10, 2006 (as set forth in the Issuer’s Form 10-Q, filed November 14, 2006, with the Securities and Exchange Commission).

8

SCHEDULE 13D

(Amendment No.1)

The Peoples BancTrust Company, Inc.

Introduction

This Schedule 13D amends and updates Richard Plant Morthland, Ann Plant Morthland and Mary Ann Morthland Patterson’s orginal Schedules 13D, all of which were separately filed on May 30, 1995.

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $.10, the (“Common Stock”) issued by the Peoples BancTrust Company, Inc. (the “Issuer”). The principal executive office of the Issuer is 310 Broad Street, Selma, Alabama, 36701.

Item 2.	Identity and Background

(a)	This Statement is being filed by Richard Plant Morthland, Ann Plant Morthland, Mary Ann Morthland Patterson, Martin Plant Morthland, William Plant Morthland, William Marshall Patterson, III and Ann Patterson Powell (collectively the “Reporting Persons”).

(b)	The personal address of Richard Plant Morthland is 807 Cahaba Road, Selma, Alabama 36701. The personal address for Ann Plant Morthland is 1027 Houston Park, Selma, Alabama 36701. The personal address for Mary Ann Morthland Patterson is 209 Church Street, Selma, Alabama 36701. The personal address for Martin Plant Morthland is 1412 Bariwood Drive, Tuscaloosa, Alabama 35406. The personal address for William Plant Morthland is 200 Mecca Avenue, Homewood, Alabama 35209. The personal address for William Marshall Patterson, III is 210 Choctaw Drive, Eufaula, Alabama 36027. The personal address for Ann Patterson Powell is 101 Woodlawn Road, Baltimore, Maryland 21210.

(c)	Richard Plant Morthland is former President and Chief Executive Officer of the Issuer and Chairman of the Board and Chief Executive Officer of the Issuer’s wholly-owned subsidiary, The Peoples Bank and Trust Company. Richard Plant Morthland is now retired, and he runs a small firm that does financial consulting and horse training. Ann Plant Morthland is a widowed housewife. Mary Ann Morthland Patterson is a realtor. Martin Plant Morthland is enrolled in a doctoral program in psychology. William Plant Morthland is a banker at Regions Financial Corporation. William Marshall Patterson, III is a bank consultant with Professional Bank Services. Ann Patterson Powell is an architect.

(d)	The Reporting Persons have not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	All of the Reporting Persons are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons have had beneficial ownership of their shares over a period of several years. These shares were acquired through open market transactions, gifts and stock incentive plans. The Reporting Persons have not made any recent purchases of shares on the open market.

Item 4.	Purpose of Transaction

The Reporting Persons, especially Richard Plant Morthland, Ann Plant Morthland and Mary Ann Morthland Patterson, have been shareholders for many years and acquired and have held the shares for investment purposes. However, the Reporting Persons expect to consider and evaluate on an on-going basis all of their options with respect to their investment in the Issuer. Among other alternatives, the Reporting Persons may seek to encourage the Issuer and its representatives to take actions which the Reporting Persons believe are in the best interests of all shareholders. These actions include, but are not limited to, a sale, merger, change of control or other fundamental transaction or a change in one or more of members of the board of directors involving the Issuer.

The Reporting Persons, from time to time, may (a) purchase additional securities of the Issuer, including without limitation Common Stock of the Issuer, options or other related derivatives, in the open market, in privately negotiated transactions, or otherwise and (b) sell or gift all or a portion of the securities of the Issuer, including without limitation shares of Common Stock of the Issuer, options, or related derivatives, now beneficially owned or hereinafter acquired by them in the open market, in privately negotiated transactions, or otherwise. The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they deem are in their best interests.

The Reporting Persons may engage in discussions or negotiations with the Issuer and its directors, officers and representatives, or with other stockholders or other third parties in regard to a sale, merger, change of control or other fundamental transaction involving the Issuer. In particular, Richard Plant Morthland has had discussions with existing stockholders regarding matters relating to the Issuer, and he (and possibly other Reporting Persons) plans to continue to have discussions with stockholders about matters relating to their mutual interests as stockholders of the Issuer, including any known proposals that the Issuer’s financial adviser, Sandler O’Neill & Partners, L.P., may present to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Persons are the beneficial owners in the aggregate of 1,393,548 shares of the Common Stock of the Issuer representing 23.6% of the Common Stock. The aggregate amount reported as beneficially owned does not include 9,880 shares which are owned directly by M. Scott Patterson, the spouse of Mary Ann Morthland Patterson, as to which the Reporting Persons disclaim beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

(b)	Shares Beneficially Owned by Richard Plant Morthland

Richard Plant Morthland has sole voting power with regard to 776,210 shares and of these shares he has dispositive power with regard to 176,354 shares of Common Stock. Of the 776,210 shares, 158,666 shares are owned directly by Richard Plant Morthland and his spouse and were acquired by gifts and purchases in open market transactions. 17,688 shares are held by a trust of which Richard Plant Morthland is sole trustee with voting and dispositive power. 599,856 shares are held by three trusts for the benefit of members of the William Henry Plant, Jr. family, of which The Peoples Bank & Trust Company is trustee and has dispositive power and under which Richard Plant Morthland has voting power.

Richard Plant Morthland has shared voting and dispositive power with regard to 67,729 shares of Common Stock held by two trusts of which Richard Plant Morthland is co-trustee with Ann Plant Morthland.

Shares Beneficially Owned by Ann Plant Morthland

Ann Plant Morthland has sole voting power with regard to 224,293 shares and of these shares she has sole dispositive power with regard to 63,852 shares of Common Stock. Of the 224,293 shares, 63,852 shares are owned directly by Ann Plant Morthland and were acquired by gifts and purchases in open market transactions. 160,441 shares are held by a trust for the benefit of the members of the Ann Plant Morthland family, of which The Peoples Bank & Trust Company is trustee and has dispositive power and under which Ann Plant Morthland has voting power.

Ann Plant Morthland has shared voting and dispositive power with regard to 203,187 shares of Common Stock. Of the 203,187 shares, 67,729 shares are held by two trusts of which Ann Plant Morthland is co-trustee with Richard Plant Morthland. 67,729 shares are held by two trusts of which Ann Plant Morthland is co-trustee with Mary Ann Morthland Patterson. 67,729 shares are held by two trusts of which Ann Plant Morthland is co-trustee with Edith Morthland Jones.

Shares Beneficially Owned by Mary Ann Morthland Patterson

Mary Ann Morthland Patterson has sole voting and dispositive power with regard to 117,939 shares of Common Stock. These shares are owned directly and were acquired by gifts and purchases in open market transactions.

Mary Ann Morthland Patterson has shared voting and dispositive power with regard to 67,729 shares of Common Stock held by two trusts of which Mary Ann Morthland Patterson is co-trustee with Ann Plant Morthland.

Shares Beneficially Owned by Martin Plant Morthland

Martin Plant Morthland has sole voting and dispositive power with regard to 25,309 shares of Common Stock. These shares are owned directly by Martin Plant Morthland and his spouse and as custodian for their minor daughters and were acquired by gifts. Martin Plant Morthland has shared voting and dispositive power with regard to 0 shares of Common Stock.

Shares Beneficially Owned by William Plant Morthland

William Plant Morthland has sole voting and dispositive power with regard to 3,901 shares of Common Stock. These shares are owned directly by William Plant Morthland and were acquired by gifts. William Plant Morthland has shared voting and dispositive power with regard to 0 shares of Common Stock.

Shares Beneficially Owned by William Marshall Patterson, III

William Marshall Patterson, III has sole voting and dispositive power with regard to 21,765 shares of Common Stock. These shares are owned directly by William Marshall Patterson, III and were acquired by gifts. William Marshall Patterson, III has shared voting and dispositive power with regard to 0 shares of Common Stock.

Shares Beneficially Owned by Ann Patterson Powell

Ann Patterson Powell has sole voting and dispositive power with regard to 20,944 shares of Common Stock. These shares are owned directly by Ann Patterson Powell and were acquired by gifts. Ann Patterson Powell has shared voting and dispositive power with regard to 0 shares of Common Stock.

(c)	None of the Reporting Persons have effected any transactions in the Issuer’s securities during the past 60 days.

(d)	To the best knowledge of the Reporting Persons, no other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Richard Plant Morthland is the father of Martin Plant Morthland and William Plant Morthland. Mary Ann Morthland Patterson is the mother of William Marshall Patterson, III and Ann Patterson Powell. Ann Plant Morthland is Richard Plant Morthland and Mary Ann Morthland Patterson’s mother. M. Scott Patterson is Mary Ann Morthland

Patterson’s spouse. Richard P. Morthland has a sister, Edith Morthland Jones, who to the Reporting Persons’ knowledge beneficially owns 211,317 shares8 of the Common Stock. The Reporting Persons disclaim any beneficial ownership over these shares. The Reporting Persons do not know whether these disclaimed shares include 67,729 shares which are held by two trusts of which Ann Plant Morthland is co-trustee with Edith Morthland Jones, as described in Item 5.

Item 7.	Material to Be Filed as Exhibits

Joint Filing Agreement of the Reporting Persons

[8]	Shares of Edith Morthland Jones are depicted outstanding as of November 10, 2006 (as set forth in the Issuer’s Form 10-Q, filed November 14, 2006, with the Securities and Exchange Commission).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2006
DATE

/s/ Richard Plant Morthland
SIGNATURE

Richard Plant Morthland
NAME/TITLE

/s/ Ann Plant Morthland
SIGNATURE

Ann Plant Morthland
NAME/TITLE

/s/ Mary Ann Morthland Patterson
SIGNATURE

Mary Ann Morthland Patterson
NAME/TITLE

/s/ Martin Plant Morthland
SIGNATURE

Martin Plant Morthland
NAME/TITLE

/s/ William Plant Morthland
SIGNATURE

William Plant Morthland
NAME/TITLE

/s/ William Marshall Patterson, III
SIGNATURE

William Marshall Patterson, III
NAME/TITLE

/s/ Ann Patterson Powell
SIGNATURE

Ann Patterson Powell
NAME/TITLE

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of the Peoples Banctrust Company, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 14th day of December, 2006.

/s/ Richard P. Morthland
SIGNATURE

Richard P. Morthland
NAME/TITLE

/s/ Ann Plant Morthland
SIGNATURE

Ann Plant Morthland
NAME/TITLE

/s/ Mary Ann Morthland Patterson
SIGNATURE

Mary Ann Morthland Patterson
NAME/TITLE

/s/ Martin Plant Morthland
SIGNATURE

Martin Plant Morthland
NAME/TITLE

/s/ William Plant Morthland
SIGNATURE

William Plant Morthland
NAME/TITLE

/s/ William Marshall Patterson, III
SIGNATURE

William Marshall Patterson, III
NAME/TITLE

/s/ Ann Patterson Powell
SIGNATURE

Ann Patterson Powell
NAME/TITLE